                                                                                                    Filed by: Weyerhaeuser Company
                                                                                                    Pursuant to Rule 425 under the
                                                                                                    Securities Act of 1933
                                                                                                    Subject Company: Weyerhaeuser Company
                                                                                                    Commission File No.: 333-140411

On February 26, 2007, Weyerhaeuser Company issued the following press release:

For more information contact:
Media - Bruce Amundson (253) 924-3047
Analysts - Kathryn McAuley (253) 924-2058

Weyerhaeuser Announces Approval by Security Holders of Domtar Inc.

FEDERAL WAY, Wash. (Feb. 26, 2007) - Weyerhaeuser Company (NYSE: WY) announced that the security holders of Domtar Inc. (TSE/NYSE: DTC) have voted to approve the plan of arrangement to combine Domtar Inc. with the fine paper business of Weyerhaeuser to be contributed to a new company called Domtar Corporation.

Weyerhaeuser plans to distribute the 284,067,852 shares of Domtar Corporation common stock it will hold as a result of the contribution of its fine paper business pursuant to an exchange offer for common shares of Weyerhaeuser Company and exchangeable shares of Weyerhaeuser Company Limited commenced on Feb. 2, 2007. Upon completion of the transactions, approximately 55 percent of the Domtar Corporation shares will be owned by current or former Weyerhaeuser shareholders and approximately 45 percent of the Domtar Corporation shares will be owned by former Domtar Inc. security holders.

Under the terms of the exchange offer, tendering Weyerhaeuser shareholders will receive approximately $1.11 worth of Domtar Corporation common stock for each $1 of Weyerhaeuser shares exchanged, subject to a limit of 11.1442 shares of Domtar Corporation common stock per Weyerhaeuser share. The value of Weyerhaeuser shares and Domtar Corporation common stock will be calculated using the simple arithmetic average of the daily volume-weighted average prices (VWAP) of Weyerhaeuser common shares and common shares of Domtar Inc., respectively, on the New York Stock Exchange on the last three trading days of the offer, unless the offer is subject to the mandatory extension described in the exchange offer materials previously sent to Weyerhaeuser shareholders.

The exchange offer of Domtar Corporation common stock for Weyerhaeuser shares is expected to be tax-free to participating Weyerhaeuser shareholders for U.S. federal income tax purposes. The offer will expire at 12:00 midnight, New York City time, on March 2, 2007, unless extended.

The exchange offer remains subject to a number of conditions, including satisfaction of the remaining conditions to the plan of arrangement between Domtar Corporation and Domtar Inc.

About Weyerhaeuser

Weyerhaeuser Company, one of the world’s largest integrated forest products companies, was incorporated in 1900. In 2006, sales were $21.9 billion. It has offices or operations in 18 countries, with customers worldwide. Weyerhaeuser is principally engaged in the growing and harvesting of timber; the manufacture, distribution and sale of forest products; and real estate construction, development and related activities. Additional information about Weyerhaeuser’s businesses, products and practices is available at http://www.weyerhaeuser.com.

Additional Information

The terms and conditions of the exchange offer are more fully described in a Prospectus-Offer to Exchange included in the Registration Statement on Forms S-4 and S-1 filed by Domtar Corporation with the Securities and Exchange Commission. The Prospectus-Offer to Exchange contains important information about the combination of Weyerhaeuser and Domtar Inc. and related matters.

This announcement is for informational purposes only and is neither an offer to sell nor an offer to buy any securities or a recommendation as to whether you should participate in the exchange offer announced previously. The exchange offer is made solely by the Prospectus-Offer to Exchange and related letters of transmittal.

Investors and shareholders are urged to read the Prospectus-Offer to Exchange, and any other relevant documents filed with the Securities and Exchange Commission, when they become available and before making any investment decisions. None of Weyerhaeuser, Weyerhaeuser Company Limited, Domtar Inc., Domtar Corporation or any of their respective directors or officers makes any recommendation as to whether you should participate in the exchange offer. You can obtain a free copy of the Prospectus-Offer to Exchange and other related documents filed by Weyerhaeuser or Domtar Corporation with the Securities and Exchange Commission at http://www.sec.gov.

Weyerhaeuser has retained Innisfree M&A Incorporated as the information agent for the transaction. To obtain copies of the Prospectus-Offer to Exchange and related documentation, or if you have questions about the terms of the exchange offer or how to participate, you may contact the information agent at 877-750-9497 (for shareholders who speak English), 877-825-8777 (for shareholders who speak French) and 212-750-5833 (for banks and brokers).

Forward-Looking Statements

Information in this communication contains forward-looking statements, which are based on the current plans and expectations of management and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. A list of factors that could cause actual results to differ materially from those expressed in, or underlying, those forward-looking statements is detailed in the filings of Weyerhaeuser and Domtar Corporation with the Securities and Exchange Commission, such as annual and quarterly reports and the Prospectus-Offer to Exchange. None of Weyerhaeuser, Domtar Corporation or Domtar Inc. assume any obligation to update or revise these forward-looking statements to reflect new events or circumstances.